

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

September 9, 2008

By Facsimile and U.S. Mail

Mr. George M. Bachman
Chief Financial Officer
Florida Public Utilities Company
401 South Dixie Highway
West Palm Beach, FL 33401

> **Re:** **Florida Public Utilities Company**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 25, 2008**
> **Form 10-Q for the fiscal quarter ended March 31, 2008**
> **Filed May 14, 2008**
> **File No. 001-10608**

Dear Mr. Bachman:

We have completed our review on the above referenced filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief